Exhibit 99.1

ChinaCache Appoints Guangsheng Meng

as Chief Financial Officer

BEIJING – April 26, 2018 – ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq GS: CCIH) today announced the appointment of Guangsheng Meng as Chief Financial Officer, effective April 20, 2018. Mr. Meng will lead the financial operations of ChinaCache, including Tax, Treasury, Accounting, Internal Audit, Legal and Investor Relations and report directly to Mr. Song Wang, Chairman and Chief Executive Officer.

“We are thrilled to welcome Guangsheng to ChinaCache,” said Mr. Song Wang. “His more than twenty years of experience guiding companies through complex transitions and growth periods will be valuable for us especially when the Company is in this important transition period from 2018 to 2019. We look forward to working with him.”

Mr. Meng commented, “I’m excited to join the ChinaCache team and be part of this dynamic industry. Drawing on my financial management experience gained over the years, I’m confident in my ability to work with the ChinaCache team and look forward to contributing to the Company’s success going forward.”

Prior to joining ChinaCache, Mr. Meng served as Chief Financial Officer at China Gerui Advance Materials Group Limited from October 2009 to September 2017. Throughout his career Mr. Meng has held senior leadership and Chief Financial Officer roles at various companies, including A-Power Energy Generation Systems Ltd., Terex (China) Ltd., Shell (China) Ltd. and Koch Materials (China) Company (a subsidiary of Koch Industries Inc.). Mr. Meng received his master’s degree in business administration with a concentration in finance from Georgetown University and is a Certified Public Accountant. Mr. Meng is bilingual in Mandarin Chinese and English.

About ChinaCache International Holdings Ltd.

ChinaCache is a leading total solutions provider of Internet content and application delivery services in China. Through its distinctive 3-tier Internet ecosystem, ChinaCache also offers Internet data center management, Internet Exchange operations and cloud hosting services. ChinaCache’s network is interconnected with those operated by the three dominating telecom carriers (China Mobile, China Unicom, China Telecom) and local Internet service providers in China. With two decades of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache has helped enterprises, SME clients, government agencies and other organizations enhance the reliability and scalability of their online services and applications within Mainland China. To learn more about ChinaCache and how it has improved end-user experience, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Office

ChinaCache International Holdings

Tel: +86 10 6408 5088

Email: ir@chinacache.com